VIA EDGAR

November 2, 2011

Mr. Craig D. Wilson
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Interactive Intelligence Group, Inc.
Form 8-K filed on January 28, 2011
Form 10-K for the Fiscal Year ended December 31, 2010
Filed March 16, 2011
Form 10-Q for the Quarterly Period ended March 31, 2011
Filed May 9, 2011
File No. 000-27385
Form 10-Q for the Quarterly Period ended June 30, 2011
Filed August 9, 2011
File No. 000-54450

Dear Mr. Wilson:

On behalf of Interactive Intelligence Group, Inc., successor to Interactive Intelligence, Inc. (the “Company”), we enclose for filing, via direct transmission to the EDGAR system of the Securities and Exchange Commission (the “Commission”), this response to the comments received from the staff (the “Staff”) of the Commission by letter dated October 19, 2011 relating to the Company’s Form 8-K filed on January 28, 2011 and Form 10-K for the fiscal year ended December 31, 2010 (the “Form 8-K” and the “Form 10-K”, respectively), the Company’s Form 10-Q for the quarterly period ended March 31, 2011 (the “Q1 Form 10-Q”) and the Company’s Form 10-Q for the quarterly period ended June 30, 2011 (the “Q2 Form 10-Q”).

For the sake of convenience, we have reproduced each relevant comment below with our response thereto following each such comment. We have referenced the comments as numbered in the Commission’s comment letter and did not change the references to page numbers contained in your comments.

Form 8-K filed on January 28, 2011

1.
We have reviewed your proposed reconciliation in response to prior comment 1. We note that the presentation in your reconciliation foots and it is readily apparent that it is a non-GAAP income statement. As such, this presentation does not appear to overcome the considerations in Question 102.10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Therefore, please remove this presentation in your future filings.

Response:

We have considered the Staff’s response regarding our previously proposed presentation of quarterly non-GAAP financial information to be included in press releases describing the Company’s results of operations, as well as the Compliance and Disclosure Interpretation referenced above. In our most recent press release describing the Company’s results of operations issued on October 24, 2011, we presented individual non-GAAP measures (net income, operating income and EPS) and the corresponding reconciliations for each quarter in 2010 and 2011. We believe this presentation of non-GAAP results, when shown in conjunction with corresponding GAAP measures, provides useful information to our analysts and investors regarding financial and business trends related to the Company’s results of operations and improves their ability to compare the Company’s financial performance with other companies in the technology industry.

Attached to this letter as Exhibit A is the quarterly GAAP to non-GAAP reconciliation that was included in our press release issued on October 24, 2011 and that we intend to include in future press releases describing the Company’s results of operations filed as Exhibit 99.1 to our Form 8-K filings. We are no longer including the non-GAAP Statements of Income that were included in the press releases filed as Exhibit 99.1 to our Form 8-Ks filed on January 28, 2011, April 25, 2011 and July 25, 2011. In addition, we are also not including the non-GAAP reconciliation that we proposed including in our response to the Staff’s comment letter dated August 12, 2011.

Form 10-K for the Fiscal Year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Income Taxes, page 22

2.
We note in your response to prior comment 2 that you use a cost plus basis for calculating taxes in foreign countries. Please tell us your considerations of disclosing this method in your critical accounting policy for income taxes.

Response:

In future Annual Reports on Form 10-K, we will include disclosure related to the calculation of income taxes in foreign countries under the Critical Accounting Polices and Estimates section of Item 7. The following is a sample of the disclosure we will include:

Income taxes in foreign jurisdictions are primarily calculated using a cost plus basis, which limits the taxes paid in these foreign jurisdictions to a markup of the costs that we incur in these jurisdictions and is not tied to the actual revenues generated.

Liquidity and Capital Resources, page 29

3.
We note your response to prior comment 3. Please clarify your statement in the response that, “the majority of cash held in foreign accounts is the property of the parent company and can be transferred into the U.S. with no tax consequences.” That is, tell us how you determined that money transferred into the U.S. would not have any tax consequences.

Response:

In countries where we have a cost plus arrangement, which provides these foreign entities with a guaranteed profit calculated based on international transfer pricing requirements, our customers are billed by, and remit funds for goods and services to, the Company.  In several of these countries, the Company has a bank account to allow our foreign customers to remit funds to us in foreign denominations without incurring foreign exchange fees.  We generally use these funds in foreign bank accounts to fund our foreign cost plus subsidiaries.  If we were to transfer these funds back to the U.S., we do not believe that there would be any negative tax consequences as these funds are included in the Company’s U.S. federal taxable income when the revenue is earned.

In addition to these foreign bank accounts held by the Company, many of our foreign subsidiaries also have foreign bank accounts.  These accounts are the property of the respective foreign subsidiary and there would be negative tax implications if the funds in these accounts were repatriated back to our U.S. parent company. In the Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, and in future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, we will disclose substantially the following in the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations:

As of September 30, 2011 and December 31, 2010, we had accounts with Euro balances of approximately $6.1 million and $5.6 million, respectively, British pound balances of $1.7 million and $207,000, respectively, Australian dollar balances of $2.1 million and $72,000, respectively, and balances of eight other foreign currencies totaling $877,000 and $260,000, respectively.

The majority of cash held in foreign accounts is the property of the Company. We believe that these funds can be transferred into the U.S. with no tax consequences. As of September 30, 2011, the Company held a total of $19.4 million in its various foreign bank accounts and our foreign subsidiaries held a total of $5.2 million in their various bank accounts. Our foreign subsidiaries had $7.9 million in undistributed earnings as of September 30, 2011. If we were to repatriate all of those earnings to the Company in the form of dividends, the incremental U.S. federal income tax net of applicable foreign tax credits would be $810,000.

4.
We have reviewed your response to prior comment 4. In your response, we note your statement that you invest cash balances in securities that have maturities of three years or less. Please reconcile this statement to your disclosure on page 30, that you invest in securities that have maturities of one year or less and there is no long-term interest rate risk associated with these investments. In addition, if your investments have maturities of three years or less, please clarify how you determined to present these investments as short-term on your balance sheet.

Response:

As of December 31, 2010, all of our cash was invested in securities with maturities of one year or less and were therefore presented as short-term on our balance sheet. During the first quarter of 2011, we began investing a portion of our cash balances in securities that have maturities of three years or less and are classified as long-term investments on our balance sheets in our Quarterly Reports on Form 10-Q for the first and second quarter of 2011. In our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, we will provide the following disclosure under Item 3. Quantitative and Qualitative Disclosures About Market Risk:

We invest cash balances in excess of operating requirements in securities that have maturities of three years or less and are diversified among security types. The carrying value of these securities approximates market value. These securities bear interest at fixed interest rates. Based on the weighted average maturities of the investments, if market interest rates were to increase by 100 basis points from the level at September 30, 2011, the fair value of our portfolio would decrease by approximately $537,000.

We will include similar disclosure in our future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 36

5.
We have reviewed your response to prior comment 5. Please provide us with your proposed disclosures that clarify your multiple element arrangements that you plan to include in your future filings. In addition, it is unclear to us why you refer to a reporting period adjustment to determine if the arrangements are material. In your response, please tell us the total amount of revenue recognized under your multiple element arrangements for the past three fiscal years.

Response:

In reviewing our previous response, we believe that the use of the word “adjustment” was inaccurate.  Please see the paragraphs below where we attempt to clarify our explanation.

The Company receives orders that may include our software, software-related deliverables (including appliances such as Media Servers and Gateways) and third party hardware which does not include our software.

The revenue recognition accounting for software-related deliverables is explained in our responses to comments 6 and 7 below. The Company determines if an arrangement includes multiple deliverables in accordance with the provisions of FASB ASC 985-605 and FASB ASC 605-25, as amended by ASUs 2009-14 and 2009-13, respectively.  In arrangements that do not include a hardware element, we separate software and software-related deliverables on the basis of vendor specific objective evidence of fair value (VSOE).  In arrangements that include hardware, we first determine whether the software and software-related deliverables are within the scope of ASC 985-605 based on the criteria of ASU 2009-14.  In general, the Company resells hardware to facilitate the delivery of complete solutions to its customers. As such, the hardware sale is outside the scope of ASC 985-605. In arrangements that include both hardware and software elements, the Company applies ASC 985-605-25-10(f), which stipulates that a vendor should first allocate arrangement consideration to the software and software-related deliverables as a bundle and to the non-software deliverables as a bundle based on the relative selling price method, and then determine if the software/software-related deliverables can be separated from the non-software deliverables based on the criteria of ASC 605-25.

Hardware and software are presented in the aggregate as product revenues on the face of our financial statements.  As such, the product revenue line of our Statement of Income will be affected only when there is undelivered hardware at the end of a reporting period due to the allocation of revenue between the hardware and software elements under an ASU 2009-13 model versus a residual method.  Due to the fact that most orders are fulfilled by the end of a reporting period, we expect that the amount undelivered at the end of a reporting period will remain consistently low compared to revenues in total.  We have provided a breakdown below of the amount of hardware and/or appliances that were undelivered at the end of each quarter over the past seven quarters. We believe these amounts are the most relevant figures to this discussion.

Quarter Ended	Undelivered Amount ($)
March 31, 2010	458,402
June 30, 2010	255,668
September 30, 2010	709,831
December 31, 2010	609,312
March 31, 2011	709,193
June 30, 2011	649,602
September 30, 2011	238,361

In our future Annual Reports on Form 10-K, we will include a more detailed disclosure that clarifies our multiple element arrangements. The following is a sample of the disclosure we will include:

The Company sells hardware manufactured by third parties, which does not contain the Company’s software. The Company also sells certain appliances that combine third party hardware and the Company’s software. Although these appliances are a combination of hardware and software, the software does not function together with the hardware to provide the hardware’s essential functionality. The Company recognizes revenues related to hardware sales when the hardware is delivered and all other revenue recognition criteria are met.

Contracts that contain both software and hardware are reviewed to allocate the deliverables into separate units of accounting in accordance with FASB ASC 605-25. The units of accounting fall into one of two categories: software or non-software related products. FASB ASC 605-25 is used to allocate the fair value of each.

Form 10-Q for the Quarterly Period ended March 31, 2011

Note 2. Summary of Certain Accounting Policies and Recent Accounting Pronouncements, page 5

6.
We note your response to prior comment 8. Your response indicates that the adoption of FASB ASU 2009-13 and ASU 2009-14 applies to your revenue recognition. Tell us how you considered providing the implementation guidance contained in FASB ASC 605-25-65 and FASB ASC 985-605-65.

Response:

The Company has adopted FASB ASU 2009-14, which stipulates that tangible products and software that function together with tangible products to deliver those tangible products’ essential functionality are excluded from the scope of the software revenue recognition guidance in ASC 985-605.  The Company has determined that ASU 2009-14 does not apply to any of our product offerings as our software does not function together with the hardware with which it is bundled in multiple element customer arrangements to provide the hardware’s essential functionality; and as such, the use of this guidance has not had an impact on our financial results.

The Company has also adopted FASB ASU 2009-13, which provides guidance on separating and allocating consideration in multiple element arrangements.

As stated above, we have determined that our software does not function together with the hardware offerings to provide the hardware’s essential functionality; therefore, our software that is included in arrangements with such hardware should not be excluded from the scope of ASC 985-605.  As a result, upon the adoption of the guidance in ASU 2009-13, we allocate the sales price of arrangements based on the relative VSOE/Estimated Selling Price (ESP) for each of the units of accounting.  Application of the provisions of ASC 985-605-25-10(f) could result in allocations of revenue between software and hardware elements different than that previously allocated by the Company prior to the adoption of ASU 2009-13 and ASU 2009-14. Software and hardware are presented in the aggregate as “Product Revenues” on the face of our financial statements. The financial statement impact of the adoption of these ASUs results when there is undelivered hardware at the end of a reporting period, in which case the amount of revenue deferred relative to that hardware is based on the relative selling price method rather than based on VSOE of the hardware.  As most customer orders are fulfilled prior to the end of a reporting period, the impact of the adoption of FASB ASU 2009-13 has been, and is expected to continue to be, immaterial to our financial statements.

Disclosure regarding the implementation guidance contained in FASB ASC 605-25-65 and FASB ASC 985-605-65 was not previously included in our Quarterly Reports on Form 10-Q as the effects of adopting the related accounting guidance have been considered immaterial. In the Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, we will include disclosure in the Summary of Certain Accounting Policies and Recent Accounting Pronouncements note to our financial statements, substantially as follows:

The Company adopted FASB ASU 2009-13 which provides guidance on separating and allocating consideration in multiple element arrangements. In arrangements that include hardware and software elements, the Company initially allocates the consideration in the arrangement to software and non-software items as groups.  Then, the Company allocates the sales price of arrangements bundled with software and hardware based on the relative VSOE and/or ESP for each unit of accounting.  This allocation has resulted in the shifting of revenues between software and hardware. As software revenue and hardware revenue are presented in the aggregate as “Product revenues” on the Statement of Income, there is no impact unless hardware is not delivered at period end.  This is the only time in which revenues will be impacted as the hardware items in the bundled arrangement are not recognized while the software related items are recognizable assuming all other recognition criteria are met.  As such, this adjustment is only made when there is undelivered hardware at the end of a reporting period.  As the majority of orders are fulfilled prior to the end of a reporting period, the adoption of this guidance has been, and is expected to continue to be, immaterial to the Company’s condensed consolidated financial statements.

FASB ASU 2009-14 provides guidance on accounting for tangible products that contain software and non-software components that are essential to the functionality of the product. The Company determined that ASU 2009-14 does not apply to any of its product offerings and, as such, the adoption of this guidance has had no impact on the Company’s results of operations.

7.
Your response to prior comment 8 indicates that you do not believe that FASB ASC 2009-14 applies to your appliances. Please expand upon your response to explain your belief. Your response should include the criteria contained in FASB ASC 985-605-15-4A. Your response should also discuss the items in your response to prior comment 5, that the appliances can be sold on a standalone basis and they are optional and not required for your CIC software to operate.

Response:

FASB ASU 2009-14 states “tangible products containing software and non-software components that function together to deliver the tangible product’s essential functionality are excluded from the scope of ASC 985-605.” The Company considered whether this guidance could relate to appliance offerings as these products are a combination of third-party hardware and software. Our CIC software does not require the appliances we sell to operate. We do receive orders for appliances separately from our software. Our software can be used with appliances purchased from other vendors. We assess whether appliance offerings fall under the scope of ASU 2009-14 and our rationale for the accounting treatment of these items is noted below.

ASC 985-605-15-4A states that “in determining whether a tangible product is delivered with software components and non-software components that function together to deliver the tangible product’s essential functionality, a vendor shall consider the following:”

“1.	If sales of the tangible product without the software elements are infrequent, a rebuttable presumption exists that software elements are essential to the functionality of the tangible product.”

-
The sale of the hardware component of the Company's appliance offerings without the Company’s software is infrequent for the Company.  The Company is not a hardware manufacturer and the sale of appliances is primarily to provide the customer a one-stop shop and facilitate the sale of our core software offerings.  The appliance’s hardware component can be purchased in the general market.

“2.
A vendor may sell products that provide similar functionality such as different models of similar products. If the only significant difference between similar products is that one product includes software that the other product does not, the products shall be considered the same product for the purpose of evaluating (a).”

-	Not applicable. The Company’s appliance offerings have the Company’s software embedded.

“3.
A vendor may sell software on a standalone basis. The vendor may also sell a tangible product containing that same software. The separate sale of the software shall not cause a presumption that the software is not essential to the functionality of the tangible product.”

-
The Company does sell software on a standalone basis while selling the same software on our appliance offerings; however, this is not used as a basis for the conclusion that the software is not essential to the functionality of the tangible product.

“4.	Software elements do not need to be embedded within the tangible product to be considered essential to the tangible product's functionality.”

-	Not applicable. The Company’s appliance offerings have the Company’s software embedded.

“5.
The non-software elements of the tangible product must substantively contribute to the tangible product’s essential functionality. For example, the tangible product should not simply provide a mechanism to deliver the software to the customer.”

-
The tangible products resold by the Company as part of a multiple element arrangement are sold by others in the broader market for storing and sharing media data and do not require the Company’s software to function for their intended purpose.  These tangible products could be reconfigured to run other software and therefore do not require our software to deliver their “essential functionality”.  Similarly, our software is regularly installed on tangible products not provided by the Company.

Based on the above considerations, the Company has determined that the software and hardware sold together as appliances do not function together to deliver the “essential functionality” of the tangible product;  and thus, the Company’s software should continue to be accounted for under FASB ASC 985-605 subsequent to the adoption of ASU 2009-14. Therefore, our software and software related deliverables should continue to be accounted for under FASB ASC 985-605 subsequent to the adoption of ASU 2009-14.

Form 10-Q for the Quarterly Period ended June 30, 2011

Notes to Condensed Consolidated Financial Statements

Note 9. Acquisitions

Latitude Acquisition, page 12

8.
Your disclosure indicates that the purchase price allocations for your acquisition of Latitude are preliminary. We note your disclosure that you completed this acquisition on October 5, 2010. Please tell us why you have not completed your purchase price allocations of this acquisition as of June 30, 2011.

Response:

We mistakenly disclosed that the purchase price allocation was preliminary in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011 and June 30, 2011. The allocation is complete. In the Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, we will disclose that the purchase price allocation is final.

***

In connection with our response to the Commission's comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please telephone the undersigned at (317) 715-8412 or our outside counsel, Janelle Blankenship at (317) 569-4881.

Very truly yours,

/s/ Stephen R. Head
Stephen R. Head
Chief Financial Officer

Enclosures

cc:	Ryan Rohn

EXHIBIT A

GAAP to Non-GAAP Reconciliation
(in thousands, except per share amounts)
(unaudited)
	2010					2011
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Total
Net income, as reported	$1,868	$2,456	$3,503	$7,074	$14,901	$3,095	$3,827	$3,281	$10,203
Purchase accounting adjustments:
Increase to revenues:
Recurring	7	1	-	80	88	59	39	64	162
Services	2	1	1	-	4	31	17	-	48
Reduction of operating expenses:
Customer Relationships	9	9	9	139	166	139	229	257	625
Technology	16	16	16	35	83	35	35	35	105
Non-compete agreements	-	-	-	45	45	45	45	45	135
Acquisition Costs	-	-	-	89	89	201	131	75	407
Total	34	27	26	388	475	510	496	476	1,482
Non-cash stock-based compensation expense:
Cost of recurring revenues	31	60	68	68	227	105	103	119	327
Cost of services revenues	48	3	18	25	94	25	11	36	72
Sales and marketing	324	318	332	256	1,230	392	433	458	1,283
Research and development	298	298	285	297	1,178	408	395	392	1,195
General and administrative	311	285	326	328	1,250	388	333	406	1,127
Total	1,012	964	1,029	974	3,979	1,318	1,275	1,411	4,004
Non-cash income tax expense	1,241	1,547	2,410	1,978	7,176	549	727	636	1,912
Non-GAAP net income	$4,155	$4,994	$6,968	$10,414	$26,531	$5,472	$6,325	$5,804	$17,601

Operating income, as reported	$3,989	$4,659	$5,607	$9,114	$23,369	$4,922	$5,490	$4,685	$15,097
Purchase accounting adjustments	34	27	26	388	475	510	496	496	1,502
Non-cash stock-based compensation expense	1,012	964	1,029	974	3,979	1,318	1,275	1,275	3,868
Non-GAAP operating income	$5,035	$5,650	$6,662	$10,476	$27,823	$6,750	$7,261	$6,572	$20,583

Diluted EPS, as reported	$0.10	$0.13	$0.19	$0.37	$0.79	$0.16	$0.19	$0.16	$0.51
Purchase accounting adjustments	0.00	0.00	0.00	0.03	0.03	0.03	0.02	0.02	0.07
Non-cash stock-based compensation expense	0.05	0.05	0.06	0.05	0.21	0.07	0.06	0.07	0.20
Non-cash income tax expense	0.07	0.08	0.12	0.10	0.37	0.02	0.04	0.04	0.10
Non-GAAP diluted EPS	$0.22	$0.26	$0.37	$0.55	$1.40	$0.28	$0.31	$0.29	$0.88